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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49118



SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
143
WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Captial Investment Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Glenwood Avenue
(No. and Street)

Raleigh	NC	27603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard K. Bryant — 919-831-2370 (Area Code — Telephone No.)

Sue Ellen Harrington

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name — *if individual, state last, first, middle name*)

P.O. Box 18068	Raleigh	NC	27619
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard K. Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Captial Investment Brokerage, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Richard K. Bryant, President

Title

Anne D. King

Notary Public


ANNE D. KING
NOTARY PUBLIC
WAKE COUNTY, N.C.
My Commission Expires 4-3-2005

This report** contains (check all applicable boxes):

XX (a) Facing page.
XX (b) Statement of Financial Condition.
XX (c) Statement of Income (Loss).
XX (d) Statement of Changes in Financial Condition.
XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
XX (g) Computation of Net Capital
XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
XX (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
FEB 27 2002
WASH. D.C.

CAPITAL INVESTMENT BROKERAGE, INC.

Financial Statements

and Internal Control Report

December 31, 2001 and 2000

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors
Capital Investment Brokerage, Inc.:

We have audited the accompanying balance sheets of Capital Investment Brokerage, Inc. (the"Company) as of December 31, 2001 and 2000, and the related statements of income and retained earnings and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 18, 2002

CAPITAL INVESTMENT BROKERAGE, INC.

Balance Sheets

December 31, 2001 and 2000

Assets	2001	2000
Current assets:		
Cash and cash equivalents	$ 251,982	338,408
Accounts receivable	181,575	207,317
Total current assets	433,557	545,725
Property and equipment, at cost:		
Office equipment	65,116	65,116
Less accumulated depreciation	(57,752)	(53,844)
Property and equipment, net	7,364	11,272
Goodwill	285,431	310,427
	$ 726,352	867,424

Liabilities and Stockholders' Equity	2001	2000
Current liabilities:		
Note payable - credit line	13,403	11,379
Accounts payable	1,400	7,361
Accrued retirement	11,000	12,000
Commissions payable	148,668	175,737
Total current liabilities	174,471	206,477
Stockholders' equity:		
Common stock, no par value	386,000	386,000
Retained earnings	165,881	274,947
Total stockholders' equity	551,881	660,947
	$ 726,352	867,424

See accompanying notes to financial statements.

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Income and Retained Earnings

Years ended December 31, 2001 and 2000

	2001	2000
Revenues	$ 3,392,140	4,013,675
Operating expenses:		
Salaries and management fees	371,647	390,314
Commissions	2,550,466	2,880,172
Registration and fees	26,407	23,832
Publications	4,062	1,302
Legal and professional	30,141	16,541
Continuing education	2,490	17,633
Travel and entertainment	9,406	18,733
Insurance	24,136	480
Payroll taxes and benefits	11,048	10,441
Promotion	250	4,385
Taxes and licenses	7,702	2,834
Depreciation and amortization	28,904	34,125
Retirement	12,000	24,471
Miscellaneous	14,632	17,234
	3,093,291	3,442,497
Operating income	298,849	571,178
Other income (expense):		
Interest income	14,239	5,031
Interest expense	(3,093)	(818)
	11,146	4,213
Net income	309,995	575,391
Retained earnings, beginning of year	274,947	281,277
Dividends paid	(419,061)	(581,721)
Retained earnings, end of year	$ 165,881	274,947

See accompanying notes to financial statements.

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Cash Flows

Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 309,995	575,391
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	28,904	34,125
Changes in operating assets and liabilities:		
Accounts receivable	25,742	80,141
Other current assets	-	75
Accounts payable	(5,961)	8,110
Accrued retirement	(1,000)	-
Commissions payable	(27,069)	(286,080)
Net cash provided by operating activities	330,611	411,762
Cash flows from financing activities:		
Proceeds form bank loan	10,000	-
Repayment of bank loans	(7,976)	(5,233)
Payments of dividends	(419,061)	(581,721)
Net cash used in financing activities	(417,037)	(586,954)
Net decrease in cash and cash equivalents	(86,426)	(175,192)
Cash and cash equivalents, beginning of year	338,408	513,600
Cash and cash equivalents, end of year	$ 251,982	338,408
Supplemental disclosures of cash flow information:		
Interest paid	$ 3,093	818

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

The Company was incorporated as Capital Investment Brokerage, Inc., a North Carolina corporation, on October 15, 1996 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in approximately fifteen other states. It operates in states other than North Carolina primarily through independent representatives.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accouting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2001 and 2000.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no provision for income taxes for the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CAPITAL INVESTMENT BROKERAGE, INC.

Notes to Financial Statements, Continued

December 31, 2001 and 2000

(1) Organization and Significant Accounting Policies, Continued

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition and is being amortized on the straight line method over fifteen years. Amortization expense charged to operations for 2001 and 2000 was $24,996 and $27,079, respectively.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $242,962 which was $192,962 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.72 to 1.

(3) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2001 and 2000:

	Shares
Common stock - class A, voting, 566,500 shares authorized, 566,500 issued and outstanding	566,500
Common stock - class B, non-voting 533,500 shares authorized, 533,500 issued and outstanding	533,500
Total shares	1,100,000

(4) Related Parties

The Company is related to Capital Investment Group, Inc. by common ownership. The Company paid Capital Investment Group, Inc. $200,000 in 2001 and $100,000 in 2000 in management fees for the use of its office space and support staff.

The Company receives fees from Capital Investment Counsel, Inc. (a related company) as required by SEC and NASD regulations on a monthly basis for accounts under management by Capital Investment Counsel, Inc.. Total fees received in 2001 and 2000 were $55,863 and $55,150, respectively.

The Company also receives fees from the Capital Value Fund, which is a balanced mutual fund managed by employees of Captial Investment Counsel, Inc. Total fees received in 2001 were $63,057.

(7) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2001 and 2000 were $12,000 and $24,471, respectively.

(8) Debt

The Company maintains a line of credit with a bank with a maximum credit limit of $150,000 and interest payable monthly at the bank's prime rate (%as of December 31, 2001). The line is collateralized by accounts receivable and equipment. Total amount outstanding as of December 31, 2001 and 2000 was $13,403 and $11,379, respectively.

(9) Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2001, the Company's uninsured cash balances total $111,110.

(10) Accounting for Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No. 142, Goodwill and Other Intangible Assets. FAS No. 142 is effective for fiscal years beginning after December 15, 2001. It addresses financial accounting and reporting for acquired goodwill and other intangible assets. When the Statement is adopted, goodwill and other intangible assets will not be amortized, but will be tested at least annually for impairment. Management of the Company has not determined the impact on the financial statements of adopting this Statement.

Schedule 1

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedule of Changes in Stockholders' Equity

Years ended December 31, 2001 and 2000

	Common stock	stock- Retained earnings	Total
Balance, December 31, 1999	$ 386,000	281,277	667,277
Net income for the year ended December 31, 2000	-	575,391	575,391
Dividends paid	-	(581,721)	(581,721)
Balance, December 31, 2000	386,000	274,947	660,947
Net income for the year ended December 31, 2001	-	309,995	309,995
Dividends paid	-	(419,061)	(419,061)
Balance, December 31, 2001	$ 386,000	165,881	551,881

Schedule 2

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c-3-1 of the Securities and Exchange Commission

December 31, 2001 and 2000

	2001	2000
Total assets	$ 726,352	867,424
Deduct: Aggregate indebtedness	(174,471)	(206,477)
Net worth	551,881	660,947
Add: Excluded indebtedness	-	-
Add: Subordinated indebtedness	-	-
Deduct: Non-liquid assets	(304,695)	(337,206)
Deduct: Concessions	-	-
Deduct: Securities haircuts	(4,224)	(6,267)
Net Capital	$ 242,962	317,474
Net Capital requirements:		
Broker-dealer minimum	$ 50,000	5,000
Net capital in excess of requirements	192,962	312,474
Net capital as above	$ 242,962	317,474
Net capital per December 31 Focus report, as amended	$ 242,962	317,474
Adjustments	-	-
Adjusted net capital, December 31	$ 242,962	317,474

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001 and 2000

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Board of Directors and Stockholders
Capital Investment Brokerage, Inc.:

In planning and performing our audit of the financial statements of Capital Investment Brokerage, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 18, 2002